    WORLD MONITOR TRUST--
    SERIES B
    MONTHLY REPORT/
    MARCH 26, 1999

         WORLD MONITOR TRUST--SERIES B
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from February 27, 1999 to March 26, 1999 for World Monitor Trust--Series B (the 'Trust'). The net asset value of an interest as of March 26, 1999 was $114.88, an increase of 2.12% from the February 26, 1999 value of $112.49. The 1999 calendar year-to-date return for the Trust was an increase of 2.58% as of March 26, 1999.

First quarter trading resulted in net gains. Profits were generated in the financial, index, energy and currency sectors. Losses were incurred in the metal sector.

Long positions in the index sector benefited from a global rally in equities. In the financial sector, the German bund and new Euribor contracts showed strength in the Euro's opening month, adding small profits. A slide in U.S. Treasury bond contracts added the largest share of profits in the financial sector. Long-term interest rate trading in Australian and European bonds was uniformly profitable as their rates followed those in the U.S.

The metal sector rallied until events in Kosovo caused a sharp reversal, resulting in small losses.

The estimated net asset value per interest as of April 30, 1999 was $120.55. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

We are pleased to announce that effective April 1999 Eleanor L. Thomas and Joseph A. Filicetti have been elected by the Board of Directors of Prudential Securities Futures Management Inc. as directors. In addition, Mr. Filicetti has also been elected by the Board of Directors as President of Prudential Securities Futures Management Inc. replacing Thomas M. Lane. Mr. Filicetti joined Prudential Securities Incorporated in September 1998 and is the Director of Sales and Marketing for Managed Futures.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the period from February 27, 1999 to
  March 26, 1999
Revenues:
Realized gain on commodity
  transactions.............................   $ 603,916
Change in unrealized commodity
  positions................................    (181,354)
Interest income............................      57,469
                                              ---------
                                                480,031
                                              ---------
Expenses:
Commissions................................      88,391
Management fee.............................      22,864
Incentive fee..............................      62,208
                                              ---------
                                                173,463
                                              ---------
Net gain...................................   $ 306,568
                                              ---------
                                              ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the period from February 27, 1999 to
    March 26, 1999
                                                   Per
                                      Total      Interest
                                   -----------   -------
Net asset value at beginning of
  period (123,282.215
  interests).....................  $13,868,407   $112.49
Contributions....................    1,619,597
Net gain.........................      306,568
Redemptions......................     (151,249)
                                   -----------
Net asset value at end of
  period (136,172.998
  interests).....................  $15,643,323    114.88
                                   -----------   -------
                                   -----------
Change in net asset
  value per interest..........................   $  2.39
                                                 -------
                                                 -------
Percentage change.............................      2.12%
                                                 -------
                                                 -------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series B is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 ----------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer